Correspondence

Verecloud, Inc.
6560 S. Greenwood Plaza Blvd. #400
Englewood, CO 80111

April 19, 2010

VIA EDGAR AND FACSIMILE (202) 772-9210

Michael Johnson
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Verecloud, Inc. (the "Company") Registration Statement on Form S-1 File No. 333-163685

Dear Mr. Johnson:

We hereby request acceleration of the effective date of the above-referenced registration statement to April 22, 2010 at 4:00 p.m. (Eastern Standard Time), or as soon as practicable thereafter.

In connection with our request for acceleration, we hereby acknowledge the following:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.  Thank you.

Very truly yours,

/s/ John F. McCawley

John F. McCawley
Chief Executive Officer

cc:           Adam J. Agron
David A. Rontal